Exhibit (a)(5)(A)

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

ROBERT ABRAMS, Individually and On Behalf of All Others Similarly Situated,	C. A. No.: -

Plaintiff,

v.

MATTHEW J. ESPE, W. KEITH
KENNEDY, JR., GRETCHEN W.
MCCLAIN, MICHAEL J. MURRAY,
EDITH R. PEREZ, P. CODY PHIPPS,
JOHN C. POPE, WILLIAM J.
SCHROEDER, WAYNE R. SHURTS,
DOUGLAS W. STOTLAR, PETER W.
STOTT, ROY W. TEMPLIN,
CHELSEA C. WHITE III, XPO
LOGISTICS, INC., CANADA
MERGER CORP., and CITIGROUP
GLOBAL MARKETS INC.,

Defendants.

VERIFIED CLASS ACTION COMPLAINT

Plaintiff Robert Abrams (“Plaintiff”), on behalf of himself and all other similarly situated public stockholders of Con-way Inc. (“Con-way” or the “Company”), brings the following Verified Class Action Complaint (the “Complaint”) against the members of the board of directors of Con-way (the “Individual Defendants” or the “Board”) for breaching their fiduciary duties, against XPO Logistics, Inc. (“XPO Logistics”), XPO Logistics’ wholly-owned subsidiary, Canada Merger Corp. (“Merger Sub,” and together with XPO Logistics, “XPO”), and Citigroup Global Markets Inc. (“Citigroup”) for aiding and abetting the same. The allegations of the Complaint are based on the knowledge of Plaintiff as to himself, and on information and belief, including the investigation of counsel and review of publicly available information, as to all other matters.

NATURE OF THE ACTION

1. This stockholder class action arises from disabling conflicts of interest that led the Board to undertake a flawed process and agree to an inadequately priced all-cash sale of Con-way to XPO.

2. By undertaking a sale of Con-way in an all-cash transaction, the Board had a fiduciary obligation to secure the highest price reasonably attainable for the Company’s shares. See Revlon, Inc., v. MacAndrews & Forbes Holdings, Inc., 506 A.2d 173 (Del. 1986). Instead of satisfying its fiduciary obligations, the Board retained a conflicted financial advisor, Citigroup, to oversee a flawed sales process. Based on the advice of Citigroup – which desired to maintain its ongoing and lucrative business relationship with XPO – the Con-way Board made the bewildering (and problematic) decision not to engage in a pre-signing market check whatsoever despite the existence of a known interested suitor other than XPO. This defective process resulted in a merger that undervalued Con-way, a problem exacerbated by certain provisions in the merger agreement that prevented the alternate interested suitor – who continued to express interest in Con-way post-signing – from submitting a topping bid.

3. On September 9, 2015, Con-way, a leading transportation and logistics company, and XPO, a serial acquirer in the transportation industry controlled by Bradley Jacobs (“Jacobs”), issued a joint press release announcing that: (1) each of the companies’ respective boards had agreed to terms and entered into the Agreement and Plan of Merger (“Merger Agreement”), and (2) the merger was an all-cash tender offer valued at approximately $3 billion, or roughly $47.60 per share (the “Tender Offer” or “Proposed Transaction”). The Tender Offer is governed by Delaware General Corporation Law (“DGCL”) §251(h), which permits the offer to close as early as twenty business days following its commencement. The Tender Offer is currently expected to close on October 14, 2015.

4. Citigroup, Con-way’s financial advisor for the Proposed Transaction, was conflicted and had a strong financial incentive to slant the process towards XPO even if that meant a sale of Con-way at less than the highest price reasonable available. The Proposed Transaction permitted Citigroup to not only recoup lost advisory fees stemming from Con-way’s failed sale of its Menlo Logistics business in 2014, but also to foster its significant financial relationship with XPO.

5. Citigroup is one of XPO’s preferred financing sources. This is an incredibly lucrative position because as serial acquirers, XPO and Jacobs are in almost constant need of acquisition financing. Indeed, Jacobs formed XPO for the express purpose of “rolling up” transportation-related companies.

6. Following his roll-up acquisition playbook, Jacobs targeted Con-way for XPO’s portfolio of transportation and logistic companies. In January 2014, Jacobs reached out to Citigroup to inquire about acquiring Con-way’s Menlo Logistics business. Unbeknownst to the Board at the time, and without its authorization, Con-way retained Citigroup for a potential sale of Menlo Logistics. While a sale of Menlo Logistics never materialized, Jacobs was still able to use his relationship with Citigroup to establish a rapport with Con-way CEO Douglas Stotlar (“Stotlar”), and to initiate negotiations for an acquisition of the entire Company. Unfortunately for Citigroup, it lost an opportunity to earn a valuable fee when a potential sale of Menlo Logistics failed to materialize.

7. In May 2015, a private equity firm referred to as “Fund X” in the Company’s tender offer materials expressed interest to Citigroup in acquiring Con-way, which interest Citigroup subsequently conveyed to CEO Stotlar. Despite this unsolicited expression of interest, Stotlar refused to discuss a strategic transaction with Fund X and failed to inform the Con-way Board of this development until two months later.

8. In mid-June, when Con-way’s stock price was trading near its 2015 low, Citigroup, without consultation with the Board, contacted Jacobs and asked if

XPO would be interested in acquiring Con-way in its entirety. Without consulting the full Board, CEO Stotlar and Con-way’s Chairman Roy Templin (“Templin”) decided to put the Company up for sale. On the following day, Jacobs informed Stotlar that XPO was interested in a potential acquisition of Con-way. Six days later, XPO submitted a written, non-binding proposal to acquire Con-way for $47.50 per share.

9. Shortly after receiving XPO’s written proposal, the Board decided to retain Citigroup as its financial advisor “subject to clearing conflicts.”

10. The Board’s subsequent decision to formally retain Citigroup was unreasonable. Either (a) the Board was not alerted to the true extent of Citigroup’s conflict and failed to take reasonable steps to investigate the blatant conflict or (b) the Board was alerted to the conflict and nonetheless retained Citigroup to serve as its exclusive financing advisor. A reasonable, well-informed board of directors would have, at a minimum, retained a second, independent financial advisor in light of Citigroup’s ongoing business relationship and financial ties with XPO.

11. Citigroup and the Con-way Board then embarked on a fundamentally flawed process to sell the Company. Despite XPO’s unwillingness to meaningfully increase its initial offer, the Board agreed not to negotiate exclusively with XPO. Indeed, based on the advice of Citigroup, the Board refused to even reach out to Fund X, which had expressed serious interest in acquiring Con-way, or to any other potential strategic or financial buyer.

12. The Board also agreed to a “no-shop” provision and certain other “lock-ups” in the Merger Agreement that prevent it from engaging with interested post-signing suitors unless certain conditions are satisfied. Indeed, Fund X has continued to express unsolicited interest in the Company post-announcement of the Proposed Transaction, but the Board has determined that the “lock-up” provisions in the Merger Agreement prohibit any negotiation with Fund X.

13. On September 22, 2015, Con-way filed and disseminated to stockholders a Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 (the “Recommendation Statement” and, collectively with the Schedule TO, the “Tender Offer Documents”) with the SEC. The Recommendation Statement misrepresents and fails to disclose material information necessary for the Company’s public stockholders to make an informed decision whether to tender their shares of stock in the Tender Offer.

14. Among other things, the Recommendation Statement fails to disclose:

a.	The aggregate ($) amount of fees paid by XPO to Citigroup in the past 4 years (Recommendation Statement at 27-28);

b.	Citigroup’s fee arrangement with Con-way in connection with a potential sale of the Menlo Logistics business (Recommendation Statement at 13);

c.	What knowledge the Board had of Citigroup’s (past, current and/or future) work with XPO (Recommendation Statement at 27-28);

d.	What knowledge the Board had regarding the origins of XPO’s expression of interest;

e.	Whether the Board authorized Citigroup to reach out Jacobs in the summer of 2015 to inquire as to whether XPO wanted to buy all of Con-Way;

f.	A fair summary “of Citi’s relationships … provided to the Board on July 20, 2015” (Recommendation Statement at 15);

g.	The basis and rationale supporting CEO Stotlar’s refusal to meet with private equity sponsor “Fund X” in May 2015, but willingness to meet with Jacobs on July 2, 2015 (Recommendation Statement at 13); and

h.	The rationale for including stock-based compensation as a cash expense (Recommendation Statement at 30-31).

15. Prior to the closing of the Tender Offer, material information must be disclosed so that the Company’s public stockholders can make an informed decision on whether to tender their shares of stock in the Tender Offer.

16. For these reasons and as set forth in additional detail herein, Plaintiff seeks to enjoin Defendants from taking any steps to consummate the Proposed Transaction or, in the event the Proposed Transaction is consummated, to recover damages resulting from the Individual Defendants’ violations of their fiduciary duties.

THE PARTIES

17. Plaintiff is, and has been continuously throughout all times relevant hereto, the owner of Con-way common stock.

18. Non-Defendant Con-way is a corporation organized and existing under the laws of the State of Delaware, with its principal executive offices located at 2211 Old Earhart Road, Suite 100, Ann Arbor, Michigan. Con-way is a diversified freight transportation and supply chain management company. Con-way’s common stock trades on the New York Stock Exchange under the ticker symbol “CNW.”

19. Defendant Matthew J. Espe (“Espe”) is and has been a director on the Company’s Board since 2015.

20. Defendant W. Keith Kennedy, Jr. (“Kennedy”) is and has been a director on the Company’s Board since 2014.

21. Defendant Gretchen W. McClain (“McCain”) is and has been a director on the Company’s Board since 2015.

22. Defendant Michael J. Murray (“Murray”) is and has been a director on the Company’s Board since 1997.

23. Defendant Edith R. Perez (“Perez”) is and has been a director on the Company’s Board since 2010.

24. Defendant P. Cody Phipps (“Phipps”) is and has been a director on the Company’s Board since 2013.

25. Defendant John C. Pope (“Pope”) is and has been a director on the Company’s Board since 2003.

26. Defendant William J. Schroeder (“Schroeder”) is and has been a director on the Company’s Board since 1996.

27. Defendant Wayne R. Shurts (“Shurts”) is and has been a director on the Company’s Board since 2015.

28. Defendant Douglas W. Stotlar (“Stotlar”) is and has been a director on the Company’s Board since 2011. Stotlar is also the President and Chief Executive Officer of Con-way.

29. Defendant Peter W. Stott (“Stott”) is and has been a director on the Company’s Board since 2004.

30. Defendant Roy W. Templin (“Templin”) is and has been the Chairman of the Company’s Board since 2014.

31. Defendant Chelsea C. White III (“White”) is and has been a director on the Company’s Board since 2004.

32. Defendant XPO is a corporation organized and existing under the laws of the State of Delaware, with its principal executive offices located at 5 Greenwich Office Park Greenwich, CT. XPO is a provider of transportation logistics services and a provider of engineered, technology-enabled contract logistics. XPO is a serial acquirer of other companies. In the past year alone, XPO acquired four companies: Norbert Dentressangle SA, UX Specialized Logistics, New Breed Holding Company, and Atlantic Central Logistics. XPO’s common stock trades on the New York Stock Exchange under the ticker symbol “XPO.”

33. Defendant Merger Sub is a Delaware corporation and an indirect, wholly owned subsidiary of XPO. Upon information and belief, Merger Sub was created for the sole purpose of facilitating the Tender Offer and has not engaged in any other business activities prior to the announcement of the Proposed Transaction.

SUBSTANTIVE ALLEGATIONS

A.	The Company’s Background

34. Con-way was founded in 1929 and incorporated in Delaware in 1958. Though its principal executive offices are located in Ann Arbor, Michigan, it is a global company with approximately 582 subsidiaries located in 20 countries across five continents: North America, Asia, Europe, South America, and Australia. Con-way is a Fortune 500 company that provides transportation, logistics and supply-chain management services to more than 36,000 customers in the manufacturing, industrial and retail sectors. The Company is the second largest provider of less-than-truckload transportation and operates four additional lines of business:

contract logistics; managed transportation and truck brokerage through its subsidiary, Menlo Logistics; and full truckload transportation. Con-way and its subsidiaries employ over 30,000 employees. The Company had $5.8 billion of revenue for the full year 2014.

B.	The Company Had A Bright Future As A Standalone Concern

35. Before announcing the Proposed Transaction, the Company had been providing stockholders with a litany of positive news assuring them of Con-way’s continued growth and status as a valuable long-term investment.

36. On February 4, 2015, the Company issued a press release in which it touted its 2014 full-year results. Con-way reported net income of $137.0 million, or $2.36 per diluted share, compared to full-year 2013 net income of $99.2 million, or $1.73 per diluted share—an increase of 38%. The Company’s operating income of $268.5 million in 2014 increased 28.5% from the $209.0 million earned in 2013. Con-way also reported revenue for the full-year 2014 of $5.81 billion, a 6.1% increase from $5.47 billion in 2013.

37. The Company more than doubled its fourth quarter net income compared to the fourth quarter of 2013, from $11.7 million to $24.9 million, or 43 cents per diluted share compared to 20 cents. Similar to its net income, the Company’s operating income increased considerably in the fourth quarter of 2014 compared to the fourth quarter of 2013: a 23.8% increase from the $33.4 million earned in the fourth quarter 2013 to $41.3 million in 2014. Revenue for the fourth quarter of 2014 was $1.44 billion, up 6.1% compared to $1.36 billion in the previous-year period.

38. The Company’s truckload segment was positively affected by the declining costs of diesel fuel coupled with strong demand for trucking services and increased pricing. But particularly successful was the Company’s Freight segment, on the performance of which Stotlar commented as follows: “Con-way Freight achieved growth in revenue and significantly higher operating income compared to last year on the strength of its ongoing revenue management efforts bolstered by a stable demand and pricing environment.” Con-way’s Freight segment’s operating income reported a 55.1% increase from $23.8 million earned in the fourth quarter of 2013 to $36.8 million in 2014.

39. Just as impressive were the Company’s 2015 first-quarter results. In the press release issued by the Company on April 29, 2015, Con-way reported an increase in its net income from $12.9 million, or 22 cents per diluted share, in the first quarter of 2014 to $21.8 million, or 37 cents per diluted share, in the first quarter of 2015. Operating income for the first quarter of 2015 was $51.9 million, an astounding 57.1% increase from the $33.1 million earned in the same period a year ago.

40. The first quarter of 2015 was also a time of expansion for Con-way: on April 01, 2015, Menlo Logistics, the US$1.7 billion global logistics subsidiary of Con-way, announced its continued expansion of automotive logistics operations in India, moving to a new after-sales spare parts facility in Dharuhera, near New Delhi in Haryana state; on April 02, 2015, Con-way Multimodal, the freight brokerage division of San Francisco-based Menlo Logistics, announced the expansion and relocation of its Bentonville, Arkansas office; on April 20, 2015, Con-way Truckload, a full truckload carrier and subsidiary of Con-way, announced its purchase of 635 new, twin-screw tractors that would maintain the company’s 2,500-tractor fleet as one of the newest and most technically advanced in the truckload industry; and on April 23, 2015, Con-way Freight, a less-than-truckload trucking company and subsidiary of Con-way, announced the grand opening of its newest, state-of-the art service center in Joliet, Illinois.

41. The Company’s promising performance was reflected in Con-way’s stock price. About a year ago, on September 15, 2014, Con-way common stock traded as high as $53.53. Indeed, several analysts set a price target of $59.00 per share for the stock.

C.	Citigroup’s Ongoing Lucrative Relationship With XPO

42. XPO’s Chairman, CEO and largest stockholder is Bradley Jacobs, an entrepreneurial investor that grows his portfolio companies by implementing an aggressive growth strategy by acquiring smaller companies. As noted in a June 2011 New York Times DealBook article, “[Jacobs’] goal is to follow the playbook he used for his previous enterprises: Grow through a series of roll-up acquisitions, as well as through organic expansion of the business.”

43. In 1989, Jacobs founded United Waste Systems, which completed roughly 200 acquisitions over an eight-year period. In 1997, Jacobs sold United Waste Systems for over $2 billion.

44. In June 2011, Jacobs became XPO’s Chairman, CEO and largest stockholder by investing $150 million into XPO’s predecessor “Express-1.” Under Jacobs’ leadership, and consistent with his prior investment history, XPO has acquired four companies in 2014 alone: (1) Norbert Dentressangle SA, (2) UX Specialized Logistics, (3) New Breed Holding Company, and (4) Atlantic Central Logistics.

45. Because XPO’s business model revolves around acquisitions, it is the ideal client for a full-service investment bank like Citigroup that wishes to obtain lucrative potential financing engagements.

46. Citigroup has significant financial ties to XPO. Since 2014 alone, Citigroup has (i) co-funded XPO’s $645 million term loan credit facility for its July 2014 acquisition of New Breed Holding Company and (ii) served as a joint book-running manager for XPO’s February 2014 $360 million stock offering.

47. Additionally, Jacobs has certain contacts at Citigroup that he communicates with regarding potential investment ideas. For example, in early 2014, Jacobs approached Citigroup (before Citigroup had been retained by Con-way) regarding a potential acquisition of Con-way’s Menlo Logistics business.

48. Unfortunately for Citigroup, in June 2014, the Con-way Board determined not to sell the Menlo Logistics business, such that Citigroup lost a valuable fee.

49. In mid-June 2015, Citigroup was presented with an opportunity to get compensated for the time it had already invested in XPO. Citigroup unilaterally pushed to sell the Con-way by contacting Jacobs and inquiring whether XPO would be interested in acquiring the Company in its entirety.

E.	A Potential Unsolicited Suitor Is Ignored & The Company Is Put

Up for Sale During A Temporary Depression In Its Stock Price

50. In May 2015, Fund X, a private equity firm, contacted Citigroup and indicated that it was interested in acquiring Con-way. Fund X requested that Citigroup arrange a meeting between itself and Con-way CEO Stotlar.

51. According to the Recommendation Statement, Citigroup relayed Fund X’s interest and request to Stotlar, but neither Stotlar nor Citigroup reported Fund X’s indication of interest to the Board until months later. In addition, both

Citigroup and the Board refused to invite or even recommend Fund X to participate in any due diligence process pre-signing. Instead, Stotlar simply declined to meet with Fund X, leading Fund X to believe that the Company was not for sale.

52. During June 2015 through July 2015, Con-way’s stock temporarily traded at annual lows from $35.00 per share to $40.00 per share. This temporary depression in stock price was not an opportune time for Citigroup to put the Company “in play” for a sale. Nevertheless, Citigroup, without the Board’s knowledge or approval, approached XPO to plant the seed for an acquisition of Con-way. While Con-way’s year-end 2014 and first-quarter 2015 earnings looked promising, its second-quarter 2015 results were more modest. In fact, there were decreases in Con-way’s net income, operating income, and revenues. Despite Stotlar’s July 29, 2015 statement that the performance was expected “to improve,” the underwhelming financial results affected the performance of the Company’s stock: it traded at more than $10 less in June and July than it had in the previous five months. Nevertheless, by July 1, 2015, Citigroup, at Jacobs’ request, arranged a meeting between Jacobs and Stotlar to discuss possible business opportunities between Con-way and XPO.

53. After Citigroup informed him about XPO’s interest in acquiring the Company, Stotlar met with Chairman Templin on July 1, 2015 and agreed to put the Company up for sale without informing the rest of the Board. A day later, on July 2, 2015, Stotlar met with Jacobs and advised him that if Jacobs made an offer, he would communicate it to the Board.

54. On July 8, 2015, Jacobs sent a written non-binding proposal to Stotlar on behalf of XPO proposing an acquisition of all of Conway’s outstanding common stock at a price of $47.50 per share in cash. The proposal, however, carried a caveat: Jacobs and other members of XPO management threatened Con-way management and Citigroup that XPO would not proceed with any negotiations if Con-way were to auction the Company or initiate any other process that would involve soliciting acquisition proposals from other third parties.

55. The Board had no reason to acquiesce to this demand. An all-cash offer for the Company – with no urgency to sell – was hardly deserving of exclusive negotiations. Further, this initial offer was not a “blow-out” price that could possibly justify preservation at the expense of a value-maximizing exploration of strategic alternatives or simply better offers for Con-way, particularly when Fund X’s unsolicited expression of interest had confirmed the existence of alternative options. Nevertheless, instead of zealously pursuing the best interests of Con-way stockholders, the Board inexplicably acquiesced without protest to XPO’s unreasonable and unwarranted demand.

F.	The Board Retains A Conflicted Financial Advisor And

Pursues A Flawed Sales Process

56. During a July 20, 2015 telephonic meeting, the Board decided to formally retain Citigroup as its financial advisor in a merger with XPO “subject to clearing conflicts” and agreed to pay Citigroup an aggregate fee of approximately $20.1 million in return for its financial advisory services to Con-way. Presumably to paper the record, the Board put Citigroup through a “conflicts check,” which appears to have consisted of receiving a summary drafted by Citigroup that listed the bank’s fee structure and “relationships.” (Recommendation Statement at 15). The Board, however, appears to have failed to proactively investigate (or at a minimum, sufficiently investigate) Citigroup’s conflict. Instead, the Board members acted as “mere instrumentalities,” merely relying on Citigroup’s representations.

57. Following this discussion during the meeting, the Board finally learned about Fund X’s interest in acquiring the Company. Specifically, Citigroup told the Board that Fund X had requested to meet with Stotlar in May 2015 and that Stotlar had declined to have any discussions with Fund X. To justify Stotlar’s decision not to even meet with Fund X and to steer the Board away from any alternative third party acquirer, Citigroup stated that the capital intensive nature of Con-way’s business would likely constrain a private equity sponsor’s ability to acquire Con-way at a valuation higher than that of a strategic party and that it was unlikely that a private equity sponsor would acquire Con-way at a price per share in excess of that offered by XPO.

58. This vague and assumption-heavy rationale was simply a means for Citigroup to protect its preferred transaction and keep it on track for completion. For Citigroup, deal certainly outweighed any interest in value-maximization, especially with respect to a deal with its preferred buyer (XPO). By contrast, deal certainty should not have been the Board’s paramount concern. Con-way was not in dire straits or otherwise desperate to sell itself at any price, and XPO’s offer was not so lucrative that it required (or even warranted) protection or nurturing. Thus, the course of action recommended by Citigroup in an all-cash sale of the Company could only be explained by Citigroup’s own preference for a deal with XPO, which would please XPO and deliver a hefty advisory fee to Citigroup itself.

59. Based exclusively on Citigroup’s conflicted, biased and self-interested opinion, without even engaging in any sort of discussion or at least inquiring what its offer would be, the Board concluded that neither Fund X nor any other private equity buyer could match XPO’s offer. Nor did the Board seek to leverage Fund X’s interest into a better offer from XPO.

60. Moreover, to further deter any potential interest the Board may have had in other potential suitors, Citigroup informed the Board that based on its knowledge of the industry, it was “highly unlikely” that a strategic party would be interested in pursuing an acquisition of the Company at a price per share in excess of XPO’s proposal. Again, without probing the conflicted financial advisor’s “view” on the matter, the Board adopted Citigroup’s belief that pursuing interest from other strategic acquirers would be fruitless.

61. At this same meeting, the Board and Citigroup recognized that $47.50 price per share offered by XPO was inadequate. The Board instructed the Company’s management to request that XPO increase its offer price. Stotlar conveyed this request to Jacobs on July 24, 2015.

62. The Board’s half-hearted attempt to “obtain the highest price per share” for Con-way stockholders concluded when, on August 19, 2015, XPO submitted a revised offer that entailed a de minimis 10 cent increase, making $47.60 per share XPO’s “best and final” offer.

63. On September 8, 2015, during the Board’s telephonic special meeting, Citigroup presented its financial analysis on the $47.60 per share consideration and delivered an oral opinion that the $47.60 price was fair. Subsequently, the Board approved the Proposed Transaction and on September 9, 2015, Con-way, XPO and the Merger Sub executed the Merger Agreement and publicly announced the Proposed Transaction.

64. Following the public announcement of the Proposed Transaction, on September 10, 2015, a representative of Fund X informed Citigroup that Fund X had seen the announcement of the execution of the Merger Agreement and was formally expressing interest in the Company. Citigroup informed the Board of Fund X’s continued interest in acquiring the Company, but based on Citigroup’s determination that Fund X would not top XPO’s offer, neither Con-way nor Citigroup acted on Fund X’s inquiry.

65. The Board’s conduct prevented Fund X from submitting a formal bid: Fund X was never invited to participate in the due diligence process pre-signing and it could not get diligence materials post-signing because of the “non-solicit” provision and the absence of a “go-shop” period in the Merger Agreement.

G.	The Proposed Transaction

66. The Proposed Transaction is structured as an all-cash Tender Offer valued at approximately $3.0 billion, including $290 million of net debt.

67. Pursuant to the terms of the Merger Agreement, XPO launched a tender offer for all of Con-way’s outstanding shares at a cash price of $47.60 per share. Following the Tender Offer, Con-way will merge with a subsidiary of XPO, becoming a wholly-owned subsidiary of XPO. All remaining outstanding shares of Con-way will receive the same consideration paid to stockholders who participated in the Tender Offer.

68. The Tender Offer is governed by DGCL §251(h), which provides that once stockholders tender 50.1% of all outstanding shares, XPO may immediately consummate the Proposed Transaction, without a vote of stockholders. The Tender Offer may close twenty-days (20) after its commencement, and is currently scheduled to close on October 14, 2015.

69. According to the press release disseminated in connection with announcement of the Proposed Transaction, XPO’s “opportunistic acquisition of Con-way will make XPO the second largest provider of less-than-truckload transportation in North America, a $35 billion market. LTL is a non-commoditized, high-value-add business that’s used by nearly all of our customers. Con-way is a premier platform that [XPO] will run with a fresh set of eyes as part of [its] broader offering. Importantly, [XPO will] gain strategic ownership of assets that will benefit [XPO] and [its] customers during periods of tight capacity.” (emphasis added).

70. In the same press release, Jacobs added: “Another crown jewel in this transaction is Con-way’s subsidiary, Menlo Logistics, an asset-light top 30 global contract logistics provider with additional lines of business in freight brokerage and managed transportation. Menlo serves blue chip contract logistics customers in verticals such as high tech, healthcare and retail, which complement the verticals we serve at XPO.”

71. Thus, this “opportunistic” transaction between Con-way and XPO will bring immense benefits to XPO at the expense of Con-way’s stockholders.

H.	The Individual Defendants Have Agreed To An Unfair And
Inadequate Price In Connection With The Proposed Transaction

72. Rather than allowing the Company’s common stock to trade freely and permit its public stockholders to share in the benefits of the Company’s promising growth prospects as an independent entity, the Individual Defendants have acted to the detriment of the Company’s public stockholders by endorsing the terms of the Proposed Transaction. In so doing, the Individual Defendants have agreed to cap the value of a successful company with solid performance and potential for growth at a time when its stock was trading lower than its actual value.

73. In addition to the loss of future growth, stockholders will receive barely any premium over share prices reached shortly before the announcement of the Proposed Transaction. For example, just this year, the Company’s common stock traded as high as $49.54 per share. Con-way’s 12-month-high trading price is $50.81. As stockholders are set to receive $47.60 per share, the Company’s stockholders will realize less than these recent high market stock prices and just a modest premium of 22.9% based on Con-way’s stock average closing price over the trailing 90 trading days as of September 8, 2015, the day before the announcement of the Proposed Transaction.

74. Prior to the announcement of the Proposed Transaction, several financial analysts who regularly follow the Company valued the Company’s common stock significantly higher than the tender offer price. For example, according to Yahoo! Finance, at least one financial analyst set a price target of $59.00 per share for Con-way’s stock before the Proposed Transaction was announced. Based on the recently announced price target, the Tender Offer price appears to undervalue the Company’s long-term growth prospects.

75. Con-way stockholders have a right to receive consideration that appropriately accounts for the full and true value of the Company’s long-run growth prospects and the highly desirable Menlo Logistics business. However, the Proposed Transaction, as currently structured, deprives the Company’s public stockholders of the full and true value of their investments in the Company.

76. First, the timing of the Tender Offer poses an almost insurmountable obstacle to any potential competing bid. Pursuant to the terms of the Proposed Transaction, the Tender Offer may close as early as twenty business days following its commencement.

77. This expedited closing precludes alternative offers for the Company because potential bidders will be unable to conduct meaningful due diligence on Con-way or obtain adequate financing in time to make a “Superior Proposal” (as defined in the Merger Agreement) that may be considered by the Con-way Board. This time constraint, combined with the other deal protections described below and a provision that prevents the Board from providing information to potential suitors in advance of any firm offer and the time period required by the Matching Rights described below, insulate the Proposed Transaction from competing bids.

78. Second, the Board wrongfully agreed to a prohibitive “No-Shop,” further limiting the possible emergence of strategic alternatives. Section 4.2 of the Merger Agreement provides:

[T]he Company shall and shall cause each of its Affiliates and its Representatives to: (i) immediately cease any solicitation, encouragement, discussions or negotiations with any Persons that may be ongoing with respect to an Acquisition Proposal, and promptly (but in any event within one (1) business day) after the date of this Agreement, if not already done so prior to the date of this Agreement, instruct any Person who entered into a confidentiality agreement with the Company that has not expired or been terminated in connection with any actual or potential Acquisition Proposal to return or destroy all such information or documents in accordance with the terms of such confidentiality agreement and (ii) from the date hereof until the Effective Time or, if earlier, the termination of this Agreement in accordance with Article VI, not, directly or indirectly, (A) solicit, initiate or knowingly facilitate or knowingly encourage (including by way of furnishing non-public information) any inquiries regarding, or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal, (B) other than informing Persons of the provisions contained in this Section 4.2, engage in, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any other Person any non-public information in connection with or for the purpose of encouraging or facilitating, an Acquisition Proposal, or (C) approve, recommend or enter into, or propose to approve, recommend or enter into, any letter of intent or similar document, agreement, commitment, or agreement in principle (whether written or oral, binding or nonbinding) with respect to, or take any action to support or in furtherance of, an Acquisition Proposal.

79. Third, the Board granted XPO “Matching Rights” in the Merger Agreement that provide XPO five business days – an inordinate amount of time under the circumstances – to revise its proposal or persuade the Board not to change its recommendation on the Proposed Transaction in the face of a proposal from a third party suitor.

80. The Matching Rights dissuade interested parties from making an offer for the Company by providing XPO the opportunity to make a matching bid. The Matching Rights also impair the Board from offering a competing bidder a reasonable termination or bidding fee in exchange for a “blowout” price, since any competing bid must be subjected to the matching rights. Due to the Proposed Transaction’s flawed process and inadequate price, no justification exists for the Board’s decision to agree to the inclusion of the Matching Rights and other bid advantages in the Merger Agreement.

81. Fourth, the Board further reduced the possibility of maximizing shareholder value by agreeing to a termination fee of $102,861,000, which is wholly out of line with XPO’s actual expenses or damages in the event the Tender Offer does not close, and while perhaps of standard relative size in ordinary circumstances, is impermissibly obstructionist in light of the flawed process leading to the Proposed Transaction and Fund X’s clear indication of interest.

I.	The Materially Misleading Recommendation Statement

82. Compounding the unfair process and inadequacy of the Tender Offer price, on September 22, 2015, the Company filed a materially false and misleading Recommendation Statement with the SEC. The Recommendation Statement fails to provide the Company’s stockholders with material information and/or provides them with materially misleading information in contravention of the Board’s duty of candor. Without the disclosure of such information before consummation of the Tender Offer (which is scheduled to expire on October 14, 2015), the Company’s public stockholders will be irreparably harmed by being forced to decide whether to tender their shares of stock in the Tender Offer without the total mix of information being made available to them.

1.	Materially Incomplete and Misleading Disclosure
Regarding Citigroup’s Conflicts and Financial Analysis

83. First, the Recommendation Statement fails to disclose the nature of the services provided by Citigroup to XPO and the amount of fees earned by Citigroup for those services (Recommendation Statement at 27-28). Given Citigroup’s instrumental role as Con-way’s financial advisor in the Proposed Transaction, this information would allow stockholders to consider whether Citigroup suffered any conflicts of interest at the time it rendered its fairness opinion concerning the Proposed Transaction. Thus, this information is highly material.

84. Second, the Recommendation Statement fails to specify the aggregate amount of fees paid by XPO to Citigroup in the past four years and what Citigroup’s fee arrangement was with XPO in connection with a potential sale of the Menlo Logistics business (Recommendation Statement at 27-28).

85. Third, the Recommendation Statement fails to (1) provide Con-way stockholders with a fair summary of the description of Citigroup’s relationships with XPO that was provided to the Con-way Board on July 20, 2015 (Recommendation Statement at 15) or (2) disclose whether the Citigroup banker(s) who contacted Con-way regarding a possible acquisition of Menlo Logistics were the same bankers who advised Con-way with respect to the sale of the Company to XPO (Recommendation Statement at 13).

86. Fourth, the Recommendation Statement further fails to disclose whether the Board (other than Stotlar) had knowledge of Citigroup’s past, current and future engagements with XPO. Nor does it disclose whether the Board considered other financial advisors before making its decision to retain a conflicted advisor, Citigroup.

87. Fifth, the Recommendation Statement fails to state whether the Board knew of the origins of XPO’s expression of interest, i.e., that XPO’s offer was solicited by Citigroup, Con-way own financial advisor. It also fails to disclose whether the Board authorized Citigroup to reach out to Jacobs in the summer 2015 to inquire if XPO wanted to acquire Con-way.

88. Sixth, the Recommendation Statement fails to explain the rationale for including stock-based compensation as a cash expense for the purposes of Citigroup’s Discounted Cash Flow Analysis.

2.	Omissions Concerning “Fund X”

89. Seventh, Con-way must disclose an explanation for Stotlar’s refusal to speak to Fund X following its indication of interest to acquire the Company. It is material to shareholders to know the basis and rationale for Stotlar’s refusal to meet with “Fund X” or to commence any negotiations with this seemingly persistent potential acquirer in light of the fact that the Board negotiated solely with XPO.

90. Accordingly, Plaintiff seeks preliminary and permanent injunctive relief unless and until the Individual Defendants initiate a proper process to obtain the best possible value for stockholders and disclose all material information to stockholders regarding the Proposed Transaction.

THE INDIVIDUAL DEFENDANT’S FIDUCIARY DUTIES

91. By reason of the Individual Defendants’ positions with the Company as directors and/or officers, said individuals are in a fiduciary relationship with Plaintiff and the other public stockholders of Con-way and owe Plaintiff and the other members of the Class the duties of loyalty, due care, good faith and candor. Additionally, pursuant to Delaware law, and in the context of a cash-out transaction, the Board owes Plaintiff and the Company’s public stockholders a fiduciary duty to achieve the best possible price for stockholders under the circumstances.

92. By virtue of their positions as directors and/or officers of Con-way, the Individual Defendants, at all relevant times, had the power to control and influence – and did control and influence – Con-way, and caused the Company to engage in the conduct and practices complained of herein.

93. Each of the Individual Defendants is required to act in good faith, in the best interests of the Company’s stockholders and with such care, including reasonable inquiry, as would be expected of an ordinary prudent person. To diligently comply with this duty, the directors of a corporation may not take any action that:

a. Adversely affects the value provided to the corporation’s stockholders;

b. Contractually prohibits them from complying with or carrying out their fiduciary duties;

c. Discourages or inhibits alternative offers to purchase control of the corporation or its assets;

d. Adversely affects their duty to search for and secure the best value reasonably available under the circumstances for the corporation’s stockholders; or

e. Provides the Individual Defendants with preferential treatment at the expense of, or separate from, the public stockholders.

94. In accordance with their duties of loyalty and good faith, the Individual Defendants are and were obligated to refrain from:

a. Participating in any transaction where their loyalties are divided;

b. Participating in any transaction where they receive, or are entitle to receive, a personal financial benefit not equally shared by the public stockholders of the corporation; and/or

c. Unjustly enriching themselves at the expense – or to the detriment – of the public stockholders.

95. As discussed supra, Plaintiff alleges herein that the Individual Defendants, separately and together, in connection with the Proposed Transaction, are knowingly and/or recklessly violating their fiduciary duties, including their duties of loyalty, due care, good faith, and candor owed to Plaintiff and the other public stockholders of Con-way.

CLASS ACTION ALLEGATIONS

96. Plaintiff brings this action pursuant to Delaware Court of Chancery Rule 23, individually and on behalf of the holders of the common stock of the Company, who have been and/or will be harmed as a result of the wrongful conduct alleged herein. The Class excludes defendants herein, and any person, firm, trust, corporation or other entity related to, or affiliated with, any of the defendants.

97. This action is properly maintainable as a class action.

98. The Class is so numerous that joinder of all members is impracticable. As of September 3, 2015, the Company reportedly had over 56,866,820 shares of common stock outstanding, held by at least hundreds and likely thousands of public stockholders. Members of the Class are scattered geographically and are so numerous that it is impracticable to bring them all before this Court.

99. Questions of law and fact exist that are common to the Class, including, among others:

a. Whether the Individual Defendants have fulfilled, and are capable of fulfilling, their fiduciary duties owed to Plaintiff and the Class;

b. Whether the Individual Defendants have obtained the best possible price for the Company’s public stockholders under the circumstances;

c. Whether the Individual Defendants are acting in furtherance of their own self-interest to the detriment of the Class;

d. Whether the Individual Defendants, in bad faith and for improper motives, have impeded or erected barriers to discourage other offers for the Company or its assets;

e. Whether the Individual Defendants will disclose all material information affecting the total mix of information available to stockholders so that they can make an informed decision whether to tender their shares of stock in the Tender Offer

f. Whether XPO and Merger Sub have aided and abetted the Individual Defendants’ breaches of fiduciary duty;

g. Whether Citigroup has aided and abetted the Individual Defendants’ breaches of fiduciary duty; and

h. Whether Plaintiff and the other members of the Class will be irreparably harmed if Defendants are not enjoined from continuing the conduct described herein.

100. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff’s claims are typical of the claims of the other members of the Class and Plaintiff has the same interests as the other members of the Class. Accordingly, Plaintiff is an adequate representative for the Class and will fairly and adequately protect the interests of the Class.

101. The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class, which would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class which would, as a practical matter, be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

102. Therefore, preliminary and final injunctive relief on behalf of the Class as a whole is entirely appropriate because defendants have acted, or refused to act, on grounds generally applicable and causing injury to the Class.

CLAIMS FOR RELIEF

C O U N T

I

Direct Claim for Breach of Fiduciary Duty

Against the Individual Defendants

103. Plaintiff repeats and realleges each and every allegation set forth herein.

104. The Individual Defendants have violated their fiduciary duties owed to Con-way’s public stockholders by engaging in a flawed process that failed to obtain the best possible price for stockholders under the circumstances. The

Individual Defendants also breached their fiduciary duties to the Company’s public stockholders by putting their own personal interests ahead of the interests of stockholders to obtain the best possible price for stockholders. The Individual Defendants further breached their fiduciary duties to the Company’s public stockholders by failing to disclose all material information necessary for stockholders to make an informed decision whether to tender their shares of stock in the Tender Offer. Both by the Board’s inaction and its misconduct as described herein, the Board has breached its fiduciary duties to the Company’s public stockholders. XPO and Merger Sub acquiesced in those actions by participating in the conduct alleged herein and by, inter alia, not permitting the Board to engage in a reasonable pre-market check or “go-shop” period prior to commencement of the Tender Offer period. The Individual Defendants have therefore breached their fiduciary duties by failing to take adequate measures to ensure that the interests of the Company’s public stockholders are properly protected and failure to embark on a process to obtain the best possible price for stockholders.

105. The Individual Defendants have also breached their fiduciary duties by failing to disclose all material information relating to the Proposed Transaction.

106. By the acts, transactions, and courses of conduct alleged herein, these Defendants, individually and acting as a part of a common scheme and plan, will unfairly deprive Plaintiff and other members of the Class of the true value of their

Con-way investment. Plaintiff and other members of the Class will suffer irreparable harm unless the actions of these Defendants are enjoined and a fair process is substituted.

107. By reason of the foregoing acts, practices, and courses of conduct, the Individual Defendants have failed to exercise their fiduciary obligations toward Plaintiff and the other members of the Class.

108. As a result of the actions of the Individual Defendants, Plaintiff and the Class have been, and will be, irreparably harmed in that they have not, and will not, receive their fair portion of the value for their Con-way stock and businesses, and will be prevented from obtaining the best possible price for their common stock under the circumstances.

109. Unless enjoined by this Court, the Individual Defendants will continue to breach the fiduciary duties owed to Plaintiff and the Class and may consummate the Proposed Transaction to the disadvantage of the public stockholders.

110. Plaintiff and the members of the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiff and the Class be fully protected from the immediate and irreparable injury that these actions threaten to inflict.

C O U N T

I I

Direct Claim Against XPO and Merger Sub for Aiding Abetting the

Individual Defendants’ Breaches of Fiduciary Duties

111. Plaintiff repeats and realleges each and every allegation set forth herein.

112. The Individual Defendants breached their fiduciary duties to Con-way’s public stockholders by the wrongful actions alleged herein.

113. Such breaches of fiduciary duties could not, and would not, have occurred but-for the conduct of XPO and Merger Sub, which, therefore, aided and abetted such breaches of fiduciary duty through entering into the Proposed Transaction.

114. XPO and Merger Sub had knowledge that they were aiding and abetting the Individual Defendants’ breaches of fiduciary duties to Con-way’s public stockholders.

115. XPO and Merger Sub leveraged their relationship with Citigroup to assist the Individual Defendants in their breaches of their fiduciary duties to Con-way’s public stockholders.

116. As a result of XPO’s and Merger Sub’s conduct of aiding and abetting the Individual Defendants’ breaches of fiduciary duties, Plaintiff and the other members of the Class have been, and will be, damaged in that they have been, and will be, prevented from obtaining the best possible price for their shares of stock under the circumstances.

117. As a result of the unlawful actions of XPO and Merger Sub, Plaintiff and the other members of the Class will be irreparably harmed in that they will be prevented from obtaining the fair value of their equity ownership in the Company. Unless enjoined by the Court, XPO and Merger Sub will continue to aid and abet the Individual Defendants’ breaches of their fiduciary duties owed to Plaintiff and the members of the Class, and will aid and abet a process that inhibits stockholders’ ability to obtain the best possible price under the circumstances.

118. Plaintiff and the other members of the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiff and the Class be fully protected from immediate and irreparable injury that defendants’ actions threaten to inflict.

C O U N T

I I I

Direct Claim Against Citigroup for Aiding and Abetting the

Individual Defendants’ Breaches of Fiduciary Duties

119. Plaintiff repeats and realleges each and every allegation set forth herein.

120. The Individual Defendants breached their fiduciary duties to Con-way’s public stockholders by the wrongful actions alleged herein.

121. Such breaches of fiduciary duties could not, and would not, have occurred but-for the conduct of Citigroup, which, therefore, aided and abetted such breaches of fiduciary duty through steering Con-way into the Proposed Transaction.

122. Citigroup had knowledge of the Individual Defendants’ obligations to Con-way stockholders in the context of an all-cash sale of the Company, yet nonetheless purposely took steps to aid and abet the Individual Defendants’ breaches of fiduciary duties to Con-way’s public stockholders.

123. Citigroup, to advance its own interests, rendered significant and substantial assistance to the Individual Defendants in their breaches of their fiduciary duties to Con-way’s public stockholders.

124. As a result of Citigroup’s conduct of aiding and abetting the Individual Defendants’ breaches of fiduciary duties, Plaintiff and the other members of the Class have been, and will be, damaged in that they have been, and will be, prevented from obtaining the best possible price for their shares of stock under the circumstances.

125. As a result of the unlawful actions of Citigroup, Plaintiff and the other members of the Class will be irreparably harmed in that they will be prevented from obtaining the fair value of their equity ownership in the Company. Unless enjoined by the Court, Citigroup will continue to aid and abet the Individual Defendants’ breaches of their fiduciary duties owed to Plaintiff and the members of the Class, and will aid and abet a process that inhibits stockholders ability to obtain the best possible price under the circumstances.

126. Plaintiff and the other members of the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiff and the Class be fully protected from immediate and irreparable injury that defendants’ actions threaten to inflict.

PRAYER FOR RELIEF

127. WHEREFORE, Plaintiff demands judgment and relief, including injunctive relief, in his favor and in favor of the Class, and against the defendants as follows:

A. Certifying this case as a Class Action, and certifying Plaintiff as Lead Plaintiff in the Class Action and his chosen counsel as Lead Counsel for the Class Action;

B. Enjoining the Defendants and all those acting in concert with them from consummating the Tender Offer and/or the Proposed Transaction;

C. Enjoining the Individual Defendants from initiating and/or continuing any defensive measures that would inhibit their ability to conduct a true auction or “market check” of the Company so as to test its true value in connection with a potential sale and/or to obtain the best possible price for Con-way’s public stockholders;

D. Enjoining the Individual Defendants from consummating the Tender Offer and/or Proposed Transaction until the defendants disclose all material information encompassing the total mix of information available to the Company’s stockholders so that they can make an informed decision whether to tender their shares of stock in the Tender Offer;

E. To the extent that the Proposed Transaction is consummated before this Court’s entry of final judgment, award rescissory damages;

F. Directing Defendants to account to Plaintiff and the Class for all damages suffered by them as a result of Defendants’ wrongful conduct alleged herein;

G. Awarding Plaintiff the costs, expenses, and disbursements of this action, including all reasonable attorneys’ and experts’ fees and expenses and, if applicable, pre-judgment and post-judgment interest; and

H. Awarding Plaintiff and the Class such other relief as this Court deems just, equitable, and proper.

Dated: October 7, 2015

FRIEDMAN OSTER & TEJTEL PLLC
Jeremy Friedman
Spencer Oster
David Tejtel
240 East 79th Street, Suite A
New York, NY 10075
(888) 529-1108

Counsel for Plaintiff Robert Abrams

ANDREWS & SPRINGER, LLC

By:	/s/ Peter B. Andrews
Peter B. Andrews (Del. Bar No. 4623)
Craig J. Springer (Del. Bar No. 5529)
3801 Kennett Pike,
Building C, Suite 305
Wilmington, DE 19807
Tel.: (302) 504-4957
Fax: (302) 397-2681

Counsel for Plaintiff Robert Abrams

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